UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Businessway International Corporation

(Name of Issuer)

Common Shares, par value $.001 per share

(Title of Class of Securities)

12329Y 10 4

(CUSIP Number)

MMJ Venture Capital Group Inc.

500 Place D'Armes, Suite 2314,

Montreal, Quebec H2Y 2W2

(514) 856-1683

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.
12329Y 10 4

1.
    Names of
      Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       MMJ
        Venture Capital Group Inc.

2.
    Check the
Appropriate Box if a Member of a Group (See Instructions)

(a)
[ ]

(b)
[ ]

3.
SEC Use Only

4.
    Source of
Funds: OO

5.
    Check if
      Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.
    Citizenship
or Place of Organization: Quebec, Canada

    Number
      of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
Person With

7.
    Sole Voting
Power: 14,747,559

8.
    Shared
Voting Power: -0-

9.
    Sole Dispositive
Power: 14,747,559

10.
    Shared
Dispositive Power: -0-

11.
    Aggregate Amount Beneficially Owned by Each Reporting Person:
14,747,559

12.
    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]

13.
Percent of Class Represented by Amount in Row (11): 24.0%

14.
Type of Reporting Person: IV

Item 1.
Security and Issuer

    This statement
      relates to beneficial ownership, as provided in Rule 13(d)-3 of the Securities and Exchange Commission, of common shares, $.001 par value per share ("Shares"), of BusinessWay International Corporation, a Florida corporation ("BusinessWay").
      The offices of BusinessWay are located at 1480 Begin, Saint-Laurent, Quebec,
Canada H4R 1X1.

Item 2.
Identity and Background

(a)
    Name: This
statement is filed by MMJ Venture Capital Group Inc. ("MMJ")

(b)
    Residence
      or business address: MMJ's business address is 500 Place D'Armes, Suite
2314, Montreal, Quebec, Canada H2Y 2W2.

(c)
    Present
      principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(d)
    Criminal
      Conviction: During the past five years, MMJ has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

      Court or Administrative Proceedings: During the past five years, MMJ has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     MMJ is
organized under the laws of Quebec, Canada.

Item 3.
Source and Amount of Funds or Other Consideration

    The
      securities were acquired from a judicial sale pursuant to a Canadian superior court judgement. The amount paid for the shares is for an anount of twenty thousand Canadian dollars.The shares were acquired on 12-AUG-2003.

Item 4.
Purpose of Transaction

    MMJ Venture
      Capital Group Inc aqcuired the common shares for the purpose of a long-term investment, and to pursue and promot the business and to assisting in the growth of the corporation. Nevertheless, MMJ will continually evaluate the business, financial condition, and prospects of BusinessWay International
      Corporation, the market price of the Shares, return on its investment, alternative investments, conditions in the economy and its need for liquidity in its investments with a view toward determining whether to hold, decrease, or increase its investment in Shares. From time to time, based upon this continuing evaluation, it may sell some or all of its Shares, or it may purchase additional
      Shares, at varying prices on the open market, in privately negotiated transactions, and/or through other transactions.

Item 5.
Interest in Securities of the Issuer

(a)
     MMJ Venture
      Capital Group Inc. owns beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 14,747,559 Shares.
      The shares beneficially owned by MMJ Venture Capital Group Inc. are equivalent to 24.0 % of the outstanding shares of BusinessWay International Corporation.

(b)
     MMJ has
sole power to vote and dispose of the Shares beneficially owned by it.

(c)

 For a description
        of the terms under which MMJ acquired the Shares beneficially owned by it, see the Acquisition Information described above. Except as indicated
        in this Schedule 13D, the MMJ has not effected any transactions in Shares during the preceding 60 days.

(d)
N / A

(e)
    N
/ A

Item 6.
    Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

None

Item 7.
Material to Be Filed as Exhibits

None

       Signature

    After reasonable inquiry
      and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: August
21, 2003

    MMJ Venture
Capital Group Inc.

    By: /s/
Wilbrod Scott

    Name/Title:
Wilbrod Scott / President